TSX: CCO	website: cameco.com
NYSE: CCJ	currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200    Fax: (306) 956-6201

Cameco reports fourth quarter and 2017 financial results

Saskatoon, Saskatchewan, Canada, February 9, 2018

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the fourth quarter and year ended December 31, 2017 in accordance with International Financial Reporting Standards (IFRS).

“Our fourth quarter and annual results are in line with the outlook that we provided in the third quarter,” said president and CEO, Tim Gitzel. “While the market has struggled to transition, we remain resolved in our efforts to strengthen the company in the long-term.

“We remain protected under our contract portfolio and have taken the necessary actions to improve our costs. While these decisions have been difficult, we are starting to see them reflected in our lower capital, operational, and administration spend, and our cash flow generation.

“We have demonstrated supply discipline over the past couple of years now. We curtailed our Rabbit Lake and US ISR operations in 2016 and as of January we have temporarily suspended the largest high-grade production source in the world – our McArthur River/Key Lake operation. Consistent with our strategy, we have taken action to preserve the value of our tier-one assets while at the same time removing some of the lowest cost production from an oversupplied market. We have done this at a time where we have inventory and potential opportunity to purchase to fulfill our contractual commitments.

“We will continue to evaluate our strategy in the context of the market and believe that our stakeholders will be rewarded for their patience and support of our strategy to deliver long-term value.”

Summary of 2017 results and developments:

•	2017 performance in line with outlook provided; net loss of $205 million; adjusted net earnings of $59 million: As expected, production was lower than 2016 due to both planned and unplanned reductions. During the year, we successfully implemented operational changes at our northern sites, as part of our focus on cost reduction and to improve efficiency. The operational and administrative changes made in 2017 are reflected in lower capital expenditures, unit cost of sales, exploration, and administration spend. However, earnings were lower than 2016 primarily due to lower uranium prices. Lower prices also contributed to the recognition of impairment charges of $358 million in 2017 ($362 million in 2016).

•	Average realized price was 66% above spot price: We continue to benefit from the protection of our contract portfolio, despite removal of the disputed Tokyo Electric Power Company Holdings, Inc. (TEPCO) contract and the sustained low price environment. Overall the spot price averaged $21.78 (US) in 2017, while our average realized price was $36.13 (US). We continue to work on protecting and extending the value of our portfolio. In 2017, we extended our contract with Bruce Power to meet 100% of their requirements to 2030. This extension has an estimated total value of $2 billion to 2030.

•	Additional supply curtailment – 2018 suspension of McArthur River/Key Lake, the world’s largest high-grade production source: After suspending our Rabbit Lake operation and curtailing our US ISR wellfields in 2016, on November 8, 2017 we announced a temporary suspension of McArthur River and Key Lake commencing at the end of January 2018. Through the month of January, the McArthur River and Key Lake operations were brought into a safe shutdown state. Production for 2018 is expected to be negligible. We will continue to review market conditions on an ongoing basis as we are looking for a sustained improvement to support our restart. As we have previously indicated, we will continue to evaluate the optimal mix of our sources of uranium supply to feed into our contract portfolio, which could see us make further changes to our inventory position, production profile or purchasing activity.

•	JV Inkai restructure completed: As announced on December 11, 2017, the restructuring of JV Inkai took effect on January 1, 2018. The restructure includes an amendment to the resource use contract resulting in the right to increase production to 10.4 million pounds per year (our share 4.2 million pounds), a licence extension to 2045, and changes to the boundaries to match the agreed production profile to 2045. Under the implementation agreement, our ownership interest in JV Inkai has been adjusted to 40% and Kazatomprom’s to 60% as of January 1, 2018. As a result, we will account for JV Inkai on an equity basis.

•	Reduction to planned dividend and change to annual payment: In the ongoing low price environment, we continue to evaluate the optimal capital allocation. On November 8, 2017, we announced the reduction in our planned dividend to $0.08 per share and amendment of the payment frequency to annual as part of our continued focus on maintaining our investment-grade rating and self-managing risk. Ultimately, we hope to reward our stakeholders for their continued patience and support of our strategy to build long-term value.

•	Canada Revenue Agency (CRA) dispute, awaiting trial decision: The trial for 2003, 2005 and 2006 was concluded in September 2017. We remain confident in our position and await a decision from the judge. We had stated that we expect the decision could take six to 18 months, from the conclusion of the trial.

•	TEPCO dispute, arbitration schedule set: We expect arbitration to begin in the first quarter of 2019. The timing for a final decision will be dependent on how long the arbitrators deliberate following the conclusion of the hearing. We have filed our statement of claim for $682 million (US) plus interest and legal costs.

HIGHLIGHTS	THREE MONTHS ENDED DECEMBER 31		YEAR ENDED DECEMBER 31
($ MILLIONS EXCEPT WHERE INDICATED)	2017	2016	2017	2016
Revenue	809	887	2,157	2,431
Gross profit	237	157	436	463
Net loss attributable to equity holders	(62)	(144)	(205)	(62)
$ per common share (diluted)	(0.16)	(0.36)	(0.52)	(0.16)
Adjusted net earnings (non-IFRS, see page 3)	181	90	59	143
$ per common share (adjusted and diluted)	0.46	0.23	0.15	0.36
Cash provided by operations (after working capital changes)	320	255	596	312

The 2017 annual financial statements have been audited; however, the 2016 fourth quarter and 2017 fourth quarter financial information presented is unaudited. You can find a copy of our 2017 annual MD&A and our 2017 audited financial statements on our website at cameco.com.

	CHANGES IN EARNINGS ($ MILLIONS)	IFRS	ADJUSTED
	Net earnings (losses) - 2016	(62)	143
	Change in gross profit by segment
	(we calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Higher sales volume	29	29
	Lower realized prices ($US)	(222)	(222)
	Foreign exchange impact on realized prices	(36)	(36)
	Lower costs	180	180
	change – uranium	(49)	(49)
Fuel services	Lower sales volume	(5)	(5)
	Higher realized prices ($Cdn)	21	21
	Higher costs	(15)	(15)
	change – fuel services	1	1
NUKEM	Gross profit	14	20
	change – NUKEM	14	20
	Other changes
	Lower administration expenditures	44	44
	Lower (higher) impairment charges	4	—
	Lower exploration expenditures	13	13
	Change in Rabbit Lake reclamation provision	(34)	—
	Lower loss on disposal of assets	16	16
	Change in gains or losses on derivatives	22	44
	Change in foreign exchange gains or losses	(17)	(17)
	Gain on customer contract settlements in 2016	(59)	(59)
	Change in income tax recovery or expense	(91)	(90)
	Other	(7)	(7)

	Net earnings (losses) - 2017	(205)	59

Non-IFRS measures

ADJUSTED NET EARNINGS

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a more meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and is adjusted for NUKEM purchase price inventory recovery, impairment charges, Rabbit Lake reclamation provision adjustment, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the table below reconciles adjusted net earnings with our net earnings for the three months and years ended December 31, 2017 and 2016.

	THREE MONTHS ENDED DECEMBER 31		YEAR ENDED DECEMBER 31
($ MILLIONS)	2017	2016	2017	2016
Net loss attributable to equity holders	(62)	(144)	(205)	(62)
Adjustments
Adjustments on derivatives	(2)	23	(108)	(130)
NUKEM purchase price inventory recovery	—	—	—	(6)
Impairment charges	247	238	358	362
Rabbit Lake reclamation provision	15	(28)	—	(34)
Income taxes on adjustments	(17)	1	14	13

Adjusted net earnings	181	90	59	143

Selected segmented highlights

				THREE MONTHS ENDED DECEMBER 31			YEAR ENDED DECEMBER 31
HIGHLIGHTS				2017	2016	CHANGE	2017	2016	CHANGE
Uranium	Production volume (million lbs)			6.9	7.1	(3)%	23.8	27.0	(12)%
	Sales volume (million lbs)[1]			12.6	11.7	8%	33.6	31.5	7%
	Average realized price	($US/lb	)	39.44	38.04	4%	36.13	41.12	(12)%
		($Cdn/lb	)	50.04	50.51	(1)%	46.80	54.46	(14)%
	Revenue ($ millions)[1]			631	589	7%	1,574	1,718	(8)%
	Gross profit ($ millions)			216	143	51%	395	444	(11)%
Fuel services	Production volume (million kgU)			2.5	1.9	32%	7.9	8.4	(6)%
	Sales volume (million kgU)[1]			4.6	4.0	15%	11.5	12.7	(9)%
	Average realized price	($Cdn/kgU	)	23.13	26.03	(11)%	27.20	25.37	7%
	Revenue ($ millions)[1]			107	104	3%	313	321	(2)%
	Gross profit ($ millions)			22	19	16%	64	63	2%
NUKEM	Uranium sales (million lbs)[1]			4.0	3.1	29%	10.0	7.1	41%
	Average realized price	($Cdn/lb	)	30.81	46.63	(34)%	32.25	47.90	(33)%
	Revenue ($ millions)[1]			124	194	(36)%	321	391	(18)%
	Gross profit (loss) ($ millions)[2]			2	(1)	>100%	(15)	(28)	46%

[1]	Includes sales and revenue between our uranium, fuel services and NUKEM segments. Please see our annual MD&A for more information.
[2]	Gross loss includes net inventory write-downs of $9 million in 2017 and $18 million in 2016 due to a decline in the spot price during the year.

Management’s discussion and analysis and financial statements

The 2017 annual MD&A and consolidated financial statements provide a detailed explanation of our operating results for the three and twelve months ended December 31, 2017, as compared to the same periods last year, and our outlook for 2018. This news release should be read in conjunction with these documents, as well as our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR at sedar.com, and on EDGAR at sec.gov/edgar.shtml.

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: the statements that we remain protected under our contract portfolio, that we have taken action to preserve the value of our tier-one assets, the reduction in our planned dividend to $0.08 per share, the extension of the Bruce Power contract has an estimated total value of $2 billion to 2030, that we expect the decision from the judge in the CRA dispute could take six to 18 months from the conclusion of the trial in September 2017 and that we expect the TEPCO arbitration to begin in the first quarter of 2019. Material risks that could lead to a different result include: unexpected changes in demand for uranium, our production, purchases, costs, our mineral reserve and resource estimates, and government regulations or policies; the risk of a further reduction in our planned annual dividend; the risks that the term of and requirements and prices under the Bruce Power contract are less than anticipated; the risk of litigation or arbitration claims against us that have an adverse outcome; the risk that our contract counterparties may not satisfy their commitments; the risk that our cost reduction strategies or other strategies are unsuccessful, or have unanticipated consequences; and the risk our estimates and forecasts prove to be incorrect. In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand; our production, sales and costs; the accuracy of our reserve and resource estimates; the absence of new and adverse government regulations or policies; that there will be no further reductions in our planned annual dividend; the successful outcome of any litigation or arbitration claims against us; our ability to complete contracts on the agreed-upon terms; the term of and requirements and prices under the Bruce Power contract; the timing of the judge’s decision in the CRA trial and the TEPCO arbitration; and that our cost reduction strategies and other strategies will successfully achieve their objectives. Please also review the discussion in our 2017 annual MD&A and our most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our fourth quarter conference call on Friday, February 9, 2018 at 11:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (800) 319-4610 (Canada and US) or (604) 638-5340. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, March 9, 2018, by calling (800) 319-6413 (Canada and US) or (604) 638-9010 (Passcode 1949)

2018 quarterly report release dates

We plan to announce our 2018 quarterly results as follows:

•	first quarter consolidated financial and operating results: before markets open on April 27, 2018

•	second quarter consolidated financial and operating results: before markets open on July 26, 2018

•	third quarter consolidated financial and operating results: before markets open on November 2, 2018

The 2019 date for the announcement of our fourth quarter and 2018 consolidated financial and operating results will be provided in our 2018 third quarter MD&A. Announcement dates are subject to change.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries; including NUKEM Energy GmbH, unless otherwise indicated.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Gord Struthers	(306) 956-6593